Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)
Twelve Months Ended December 31, 2005

FIXED CHARGES:
Interest Expense	$41,021
Amortization of Debt Premium, Discount and Expense	837
Interest Component of Rentals	1,266

Total Fixed Charges	$43,124

EARNINGS:
Net Income before Dividends on Preferred Stock	$94,090
Add:
Income Taxes Applicable to Utility Operating Income	53,006
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(1,166)
Total Fixed Charges	43,124

Total Earnings	$189,054

Ratio of Earnings to Fixed Charges	4.4